Exhibit 8.1

List of Subsidiaries

List of Subsidiaries	Jurisdiction of Incorporation	Ownership
Subsidiaries
State Harvest Holdings Limited	British Virgin Island	100%
Beijing Origin State Harvest Biotechnology Limited	People’s Republic of China	100%

Variable Interest Entity
Beijing Origin Seed Limited	People’s Republic of China	—

Subsidiaries held by Beijing Origin
Henan Origin Cotton Development Limited	People’s Republic of China	92.04%
Xinjiang Originbo Seed Company Limited	People’s Republic of China	51%
Beijing State Harvest Zhongying Network Technology Limited	People’s Republic of China	100%
Hubei Aoyu Agricultural Technology Limited	People’s Republic of China	51%
Anhui Aoyu Zhonggye Technology Ltd.	People’s Republic of China	50%
Xuzhou Aoyu Agricultural Technology Ltd.	People’s Republic of China	51%
Shandong Aoyu Zhongye Limited	People’s Republic of China	51%
Henan Aoyu Zhongye Limited	People’s Republic of China	51%